KW 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048096

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinetics Funds Distributor

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Ave 8th Floor
(No. and Street)

New York NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia CPA
(Name – *if individual, state last, first, middle name*)

315 Passaic Ave Suite 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Logged 3/8/15

KINETICS FUNDS DISTRIBUTOR LLC
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL EXEMPTION REPORT

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
Kinetics Funds Distributor LLC

We have audited the accompanying statement of financial condition of Kinetics Funds Distributor LLC as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kinetics Funds Distributor LLC as of December 31, 2014, in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 16, 2015

KINETICS FUNDS DISTRIBUTOR LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	1,082,307
Investment in securities, at fair market value		182,027
Fees receivable		734,967
Prepaid expenses		24,042
Due from affiliate		62,659
Total Assets	$	2,086,002

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued expenses	$	9,600
Due to affiliate		84,617
Total current liabilities		94,217
Commitments and Contingencies		
Member's Equity		1,991,785
Total Liabilities and Member's Equity	$	2,086,002

See notes to the statement of financial condition.

Note A – Organization and Significant Accounting Policies

Nature of Business

Kinetics Funds Distributor LLC, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company acts as a broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds and does not receive or hold funds of subscribers or securities of issuers. The Company also acts as a private placement agent for the Kinetics Portfolio Trust and receives an annual fee for such services.

Investments

Marketable securities are considered available for sale and consist of NASDAQ common stock and various mutual funds, which are carried at fair market value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

In May 2011, the Company became a wholly-owned subsidiary of Horizon Kinetics LLC. Any change as the result of an examination by the IRS or the State of New York after 2011 would not have an impact at the entity level.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

The Company's tax returns, for the year ending 2011, remain open for examination by federal and state taxing authorities.

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Note A – Organization and Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2014, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820 Fair Value Measurement purposes.

Subsequent Events

Subsequent events were evaluated through February 16, 2015 which is the date the financial statements were available to be issued.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $1,138,783, which was $1,113,783 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.08 to 1.

Note C – Related Party Transactions

Affiliated loans(due to/from) are non-interest bearing account balances.

Note D - Commitments

In the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. Cash balances at risk as of December 31, 2014 were $582,307.

Note E - Investments

At December 31, 2014, the Company owned 3,000 shares of NASDAQ common stock with a fair market value of $143,880 and a cost of $39,000. The total unrealized gain with respect to these securities at December 31, 2014 was $104,880. The Company also owned shares of various mutual funds with a fair market value of $38,147 and a cost of $30,200. The total unrealized gain with respect to these securities at December 31, 2014 was $7,947.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member
Kinetics Funds Distributor LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Kinetics Funds Distributor LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Kinetics Funds Distributor LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Kinetics Funds Distributor LLC stated that Kinetics Funds Distributor LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kinetics Funds Distributor LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kinetics Funds Distributor LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 16, 2015

Kinetics Funds Distributor LLC: 2014 Exemption Report

Kinetics Funds Distributor LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Kinetics Funds Distributor LLC

I, Hugh Ross, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________
Name: Hugh Ross
Title: Chief Executive Officer
Date: February 19, 2015